UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                      Commission File Number:  333-129768


                      Aegean Marine Petroleum Network Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                42 Hatzikyriakou Avenue Piraeus, Athens J3 185 38
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. dated February 28, 2007.

                                                                    Exhibit 99.1


CONTACTS:
Ziad Nakhleh                                            Investor Relations:
Chief Financial Officer                                 Leon Berman, Principal
(011) 30-210-458-6200                                   The IGB Group
znakhleh@ampni.com                                      (212) 477-8438


                      Aegean Marine Petroleum Network Inc.
          Announces Fourth Quarter and Full Year 2006 Financial Results

PIRAEUS, Greece, February 28, 2007 - Aegean Marine Petroleum Network Inc. (NYSE:
ANW), a marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, announced today financial and operating results for the fourth quarter and full year ended December 31, 2006.

Fourth Quarter and Full Year 2006 Highlights

     o Recorded net income of $5.9 million, or $0.19 basic and diluted earnings per share, in Q4 2006 and $24.2 million, or $0.84 basic and diluted earnings per share, for the full year

     o Increased sales volumes to 655,892 metric tons in Q4 2006 and 2,367,289 metric tons for the full year

     o Generated gross spread on marine petroleum products of $18.0 million in Q4 2006 and $62.0 million for the full year

     o Improved operating income to $7.3 million in Q4 2006 and $30.5 million for the full year

     o    Commenced physical supply operations in Singapore in June 2006

     o Expanded capacity of marine fuel supply network by taking delivery of two double hull bunkering tankers

     o    Completed $201 million  initial public  offering (IPO) on December 13,
          2006

The Company recorded net income of $5.9 million, or $0.19 basic and diluted earnings per share, for the three months ended December 31, 2006. For purposes of comparison, the Company reported net income of $5.5 million, or $0.19 basic and diluted earnings per share, for the three months ended December 31, 2005.

Total revenues for the three months ended December 31, 2006 increased 15.5% to $200.1 million compared to $173.2 million for the same period in 2005. For the three months ended December 31, 2006, sales of marine petroleum products increased 15.2% to $196.9 million compared to $170.9 million for the same period in 2005.

Results for the fourth quarter of 2006 were driven by a 41.7% increase in the gross spread on marine petroleum products to $18.0 million compared to $12.7 million for the same period in 2005. For the three months ended December 31, 2006, the volume of marine fuel sold increased 20.7% to 655,892 metric tons as sales volumes improved in all of the Company's service centers except Greece, which experienced moderate disruptions stemming from a dockworkers union strike that ended in late December 2006. Furthermore, sales volumes in the fourth quarter of 2006 included sales relating to the Company's service center in Singapore, which commenced physical supply operations in June 2006. During the three months ended December 31, 2006, the gross spread per metric ton of marine fuel sold increased by $4.0 per metric ton, to $27.3 per metric ton. This increase is attributable to improved market conditions in the ports that the Company serves.

Operating income for the three months ended December 31, 2006 increased 14.1% to $7.3 million compared to $6.4 million for the same period in 2005. Operating expenses, excluding the cost of fuel, increased to $13.9 million for the three months ended December 31, 2006 compared to $8.5 million for the same period in 2005. This increase was principally due to a larger fleet of bunkering tankers owned and operated by the Company. Additionally, the Company recorded an increase in other operating costs, including the recruitment of additional personnel, in connection with the Company's expansion and IPO in December 2006. Operating expenses for the three months ended December 31, 2006, also include non-recurring items related to the Company's positioning of its floating storage facility in Gibraltar.

Peter C. Georgiopoulos, Chairman, commented, "2006 was a momentous year for our Company, which culminated in the successful completion of our IPO in December. Throughout the year, we continued to execute on our strategy to build a full-service international marine fuel logistics infrastructure, from procurement to delivery, in order to drive future growth. Specifically, we opened our fifth service center for the physical supply of marine fuel and made considerable progress in further expanding our bunkering fleet by taking delivery of two double hull bunkering tankers. With $185.2 million in net proceeds from our IPO, we have substantially increased our working capital base which enhances the Company's ability to further expand our fuel sales volume during a time when we are positioned to significantly expand our logistics infrastructure."

For the full year ended December 31, 2006, the Company reported net income of $24.2 million, or $0.84 basic and diluted earnings per share, compared to net income of $21.5 million, or $0.72 basic and diluted earnings per share, for the full year ended December 31, 2005. The weighted average basic and diluted shares outstanding for the full year ended December 31, 2006 were 28,954,521 and 28,954,622, respectively. The weighted average basic and diluted shares outstanding for the full year ended December 31, 2005 were 29,878,398.

Total revenues for the year ended December 31, 2006 increased 55.4% to $803.8 million compared to $517.3 million for the prior year. Sales of marine petroleum products increased 56.4% to $790.6 million in 2006 compared to $505.6 million for the prior year.

Results for 2006 were mainly driven by a 52.1% increase in the gross spread on marine petroleum products to $61.6 million for the year ended December 31, 2006 compared to $40.5 million for the prior year. In 2006, the volume of marine fuel sold increased 35.6% to 2,367,289 metric tons. Sales volumes increased in all service centers with Greece, Gibraltar and the United Arab Emirates recording double-digit growth. The Company's service center in Jamaica, which commenced operations on March 1, 2005, contributed a full year of sales volumes in 2006 compared to ten months of sales volumes in 2005. Finally, sales volumes in 2006 included sales relating to the Company's service center in Singapore, which commenced physical supply operations on June 2, 2006. The gross spread per metric ton of marine fuel sold during the year ended December 31, 2006 increased by $2.8 per metric ton, to $26.0 per metric ton, which is attributable to improved market conditions in the ports that the Company serves.

Operating income for year ended December 31, 2006 climbed 30.3% to $30.5 million compared to $23.4 million for the prior year. Operating expenses, excluding the cost of fuel, increased to $44.7 million for the year ended December 31, 2006 compared to $29.1 million for the prior year, principally due to a larger fleet of bunkering tankers owned and operated by the Company. Additionally, the Company recorded an increase in other operating costs both at its head office in Greece and local service centers, including the 2006 opening in Singapore. Finally, operating expenses for the year ended December 31, 2006 include storage costs, which were not incurred as direct charges in 2005.

Liquidity and Capital Resources

Net cash provided by operating activities was $2.4 million for the three months ended December 31, 2006 compared to $6.8 million for the same period in 2005. For the year ended year ended December 31, 2006, net cash provided by operating activities was $17.1 million compared to $1.5 million for prior year. Net cash used in investing activities was $20.5 million for the three months ended December 31, 2006 compared to $28.1 million for the same period in 2005. For the year ended year ended December 31, 2006, net cash used in investing activities was $55.2 million compared to $35.0 million for the prior year. During the three months ended December 31, 2006, the Company received net proceeds of $185.2 million from its initial public offering. As of December 31, 2006, the Company had cash and cash equivalents of $82.4 million and working capital of $115.7 million.

As of December 31, 2006, the Company had approximately $109.9 million in available liquidity to finance working capital requirements, which includes unrestricted and undesignated cash and cash equivalents and a revolving overdraft facility under the Company's $183.4 million senior secured credit facility. Furthermore, as of December 31, 2006, the Company had a $100 million revolving guarantee and letter of credit facility under the Company's $183.4 million senior secured credit facility. Standby letters of credit are critical drivers of growth as most suppliers of refined marine fuel transact on a secured basis. Finally, the Company had available funds of approximately $161.5 million under the Company's secured term loans to finance the construction of its new bunkering tankers.

Mr. Georgiopoulos concluded, "Our working capital, combined with amounts available under our senior secured credit facility, positions our Company well for future success. We expect to significantly expand our fleet of double hull bunkering tankers, including the delivery of the 22 newbuildings under contract as well as options to acquire nine additional vessels, over the next three years. We also intend to launch a minimum of five additional service centers in strategic locations worldwide over the next four years. By expanding both our physical supply operations and delivery capabilities, we plan to leverage our strong customer relationships to further enhance our growth opportunities and leading reputation in the marine fuel logistics industry."

Summary Consolidated Financial and Other Data

                                                                 For the Three Months Ended             For the Year Ended
                                                                        December 31,                       December 31,
                                                               -------------------------------    -------------------------------
                                                                   2005              2006             2005             2006
                                                               --------------    -------------    -------------    --------------
                                                                  Unaudited        Unaudited                          Unaudited
                                                                    (in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products.....................       $      170,913    $     196,934    $     505,605    $      790,657
Voyage and other revenues..............................                2,256            3,164           11,725            13,155
                                                               --------------    -------------    -------------    --------------
Total revenues.........................................              173,169          200,098          517,330           803,812
Cost of marine petroleum products sold.................              158,191          178,917          464,801           728,637
Depreciation and amortization..........................                  881            2,039            2,862             5,924
All other operating expenses...........................                7,660           11,829           26,287            38,791
                                                               --------------    -------------    -------------    --------------
Operating income.......................................                6,437            7,313           23,380            30,460
Write-off of deferred IPO costs........................                    -                -                -             1,588
Net financing cost.....................................                1,230            1,167            2,277             4,231
Other non-operating expenses (income)..................                 (258)             245             (372)              416
                                                               --------------    -------------    -------------    --------------
Net income.............................................       $        5,465    $       5,901    $      21,475    $       24,225
                                                               --------------    -------------    -------------    --------------
Basic and diluted earnings per share (U.S. dollars)....       $         0.19    $        0.19    $        0.72    $         0.84



                                                                 For the Three Months Ended        As of and for the Year Ended
                                                                        December 31,                       December 31,
                                                               -------------------------------    -------------------------------
                                                                   2005              2006             2005             2006
                                                               --------------    -------------    -------------    --------------
                                                                 Unaudited        Unaudited                          Unaudited
                                                                    (in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents.................................                                     $       7,602    $       82,425
Gross trade receivables...................................                                            66,924            67,909
Allowance for doubtful accounts...........................                                              (694)           (1,106)
Inventories...............................................                                             6,384            30,634
Current assets............................................                                            88,606           183,742
Total assets..............................................                                           161,359           315,877
Trade payables............................................                                            49,178            62,075
Current liabilities (including current debt)..............                                           121,063            68,019
Total debt................................................                                           101,236            33,496
Total liabilities.........................................                                           151,832           100,878
Total stockholder's equity................................                                             9,527           214,999

Working Capital Data:
Working capital(1).....................................                                              (32,457)          115,723
Working capital excluding cash and debt(1).............                                               29,766            33,381

Other Financial Data:
Gross spread on marine petroleum products(2)...........      $      12,722    $      18,017           40,804            62,020
Gross spread on lubricants(2)..........................                 67               92              264               455
Gross spread on marine fuel(2).........................             12,655           17,925           40,540            61,565
Gross spread per metric ton of marine fuel sold
    (U.S. dollars)(2)..................................               23.3             27.3             23.2              26.0
Net cash provided by operating activities..............              6,780            2,430            1,475            17,064
Net cash used in investing activities..................             28,055           20,484           34,973            55,190
Net cash provided by financing activities..............      $      27,354    $      83,659    $      37,820    $      112,949

Sales Volume Data (Metric Tons): (3)
Greece service center..................................            137,806          102,490          424,119           497,442
Gibraltar service center...............................            151,253          226,716          563,274           738,567
UAE service center.....................................            138,325          146,611          445,620           548,747
Jamaica service center.................................             97,209          129,543          265,291           436,860
Singapore service center...............................                  -           42,812                -           121,462
Other sales volumes(4).................................             18,880            7,720           48,073            24,211
                                                              -------------    -------------    -------------    --------------
Total sales volumes....................................            543,473          655,892        1,746,377         2,367,289

Other Operating Data:
Number of bunkering tankers, end of period(5)..........               10.0             12.0             10.0              12.0
Average number of bunkering tankers(5)(6)..............                9.2             12.0              9.0              11.1
Number of leased storage facilities, end of period(7)..                  -              1.0                -               1.0
Number of owned storage facilities, end of period(7)...                  -              1.0                -               1.0

----------
(1) Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

(2) Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold, i.e, the amount the Company pays its suppliers for those products. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:


                                                          For the Three Months Ended             For the Year Ended
                                                                 December 31,                       December 31,
                                                        -------------------------------    -------------------------------
                                                            2005              2006             2005             2006
                                                        --------------    -------------    -------------    --------------
                                                             (in thousands of U.S. dollars, unless otherwise stated)

     Sales of marine petroleum products............           170,913          196,934          505,605           790,657
      Less: Cost of marine petroleum products sold.           158,191          178,917          464,801           728,637
                                                        --------------    -------------    -------------    --------------
     Gross spread on marine petroleum products.....            12,722           18,017           40,804            62,020
                                                        --------------    -------------    -------------    --------------
      Less: Gross spread on lubricants.............                67               92              264               455
                                                        --------------    -------------    -------------    --------------
     Gross spread on marine fuel...................            12,655           17,925           40,540            61,565
                                                        ==============    =============    =============    ==============

     Sales volume of marine fuel (metric tons).....           543,473          655,892        1,746,377         2,367,289

     Gross spread per metric ton of marine
         fuel sold (U.S. dollars)..................              23.3             27.3             23.2              26.0
                                                        --------------    -------------    -------------    --------------

     The amount that the Company has to pay for marine petroleum products to fulfil a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company's operations.

     Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measure of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company's customers (such as crew salaries, vessel depreciation, storage costs and other vessel operating expenses) or other costs of doing business.

     For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(3) Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

     The Company's service centers include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where the Company conducts operations through its related company, Aegean Oil. Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

(4) Other sales volumes represent sales volumes of marine fuel not attributed to any of the Company's service centers. From time to time, the Company conducts limited marine fuel trading activities, generally in locations where the Company does not have service centers. This business involves activities whereby the Company contracts with third party physical suppliers to sell the Company marine fuel and to deliver the marine fuel to a customer in the relevant port. These trading activities do not involve the Company's physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, the Company typically earn a significantly lower gross spread from its trading activities than from its physical supply activities.

(5) This data does not include the Company's Aframax tanker, the Aegean Hellas, and Panamax tanker, the Fos, because these vessels are not classified as bunkering tankers. The Company uses the Aegean Hellas as an ocean-going tanker and the Fos as a floating storage facility in Gibraltar.

(6) Average number of bunkering tankers is the number of bunkering tankers in the Company's fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

(7) From May to December 2006, the Company leased a shore-based storage facility in Gibraltar. As of December 31, 2006, the Company used its double hull Panamax tanker, the Fos, as a floating storage facility in Gibraltar. and did not renew its short-term lease of the shore-based facility for 2007. Prior to May 2006, the Company did not own or lease storage facilities in Gibraltar because it was purchasing marine fuel exclusively from Fuel and Marine Marketing Ltd, the marine division of Chevron, under a long-term supply contract.

     The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

Fourth Quarter 2006 Dividend Announcement

On February 27, 2007, the Company's Board of Directors declared a fourth quarter 2006 dividend of $0.01 per share payable on March 22, 2007 to shareholders of record as of March 12, 2007. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Initial Public Offering

On December 8, 2006, shares of Aegean Marine Petroleum Network Inc. began trading on the New York Stock Exchange under the symbol "ANW" following the completion of the Company's initial public offering of 12,500,000 shares of common stock at a price of $14.00 per share.

On December 13, 2006, the underwriters exercised in full the over-allotment option granted to them by the Company to purchase up to an additional 1,875,000 shares of common stock at the initial public offering price to cover over-allotments. As a result, the Company sold an aggregate of 14,375,000 shares of common stock at a price of $14.00 per share in connection with the offering.

Conference Call and Webcast Information

Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 9:00 a.m. ET on Thursday, March 1, 2007, to discuss its 2006 fourth quarter and full year results. Investors may access the webcast, and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link. The conference call also may be accessed via telephone by dialing 877-715-5282 (for U.S.-based callers) or 973-582-2850 (for international callers) and enter the passcode: 8448587.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com. A telephone replay will be available by dialing 877-519-4471 (for U.S.-based callers) or 973-341-3080 (for international callers) and enter the passcode: 8448587.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is a marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources. Through its service centers in Greece, Gibraltar, Singapore, Jamaica and the United Arab Emirates, the Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)

                                               AEGEAN MARINE PETROLEUM NETWORK INC.
                                        COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

                          (Expressed in thousands of U.S. dollars - except for share and per share data)
                                                                    Three Months Ended                      Year Ended
                                                                       December 31,                        December 31,
                                                              --------------------------------    -------------------------------
                                                                  2005              2006              2005              2006
                                                              --------------    --------------    -------------     -------------
                                                                Unaudited         Unaudited                          Unaudited
REVENUES:
Sales of marine petroleum products - third parties                 $168,892          $193,653         $497,443          $775,816
Sales of marine petroleum products - related companies                2,021             3,281            8,162            14,841
Voyage revenues                                                       1,847             2,757           10,450            11,639
Other revenues                                                          409               407            1,275             1,516
                                                              --------------    --------------    -------------     -------------
Total revenues                                                      173,169           200,098          517,330           803,812
                                                              --------------    --------------    -------------     -------------

OPERATING EXPENSES:
Cost of marine petroleum products sold - third parties              121,257           147,763          360,223           573,615
Cost of marine petroleum products sold - related companies           36,934            31,154          104,578           155,022
Salaries, wages and related costs                                     2,565             4,003            8,958            12,871
Vessel hire charges                                                     250                 -              518                 -
Depreciation                                                            599             1,329            2,226             4,240
Amortization of drydocking costs                                        282               710              636             1,684
Management fees                                                          45                75              182               223
Other operating expenses                                              4,800             7,751           16,629            25,697
                                                              --------------    --------------    -------------     -------------

Total operating expenses                                            166,732           192,785          493,950           773,352
                                                              --------------    --------------    -------------     -------------

Operating income                                                      6,437             7,313           23,380            30,460
                                                              --------------    --------------    -------------     -------------

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs                                           -                 -                -            (1,588)
Interest and finance costs                                           (1,267)           (1,601)          (2,347)           (5,207)
Interest income                                                          37               434               70               976
Foreign exchange gains (losses), net                                    271              (248)             396              (414)
                                                              --------------    --------------    -------------     -------------
                                                                       (959)           (1,415)          (1,881)           (6,233)
                                                              --------------    --------------    -------------     -------------

Income before income taxes                                            5,478             5,898           21,499            24,227
Income taxes                                                            (13)                3              (24)               (2)
                                                              --------------    --------------    -------------     -------------

Net income                                                           $5,465            $5,901          $21,475           $24,225
                                                              ==============    ==============    =============     =============

Basic earnings per common share                                      $ 0.19            $ 0.19           $ 0.72            $ 0.84
                                                              ==============    ==============    =============     =============
Diluted earnings per common share                                    $ 0.19            $ 0.19           $ 0.72            $ 0.84
                                                              ==============    ==============    =============     =============

Weighted average number of shares, basic                         28,087,978        31,683,098       29,878,398        28,954,521
                                                              ==============    ==============    =============     =============
Weighted average number of shares, diluted                       28,087,978        31,683,609       29,878,398        28,954,622
                                                              ==============    ==============    =============     =============

                                               AEGEAN MARINE PETROLEUM NETWORK INC.
                                                    CONSOLIDATED BALANCE SHEETS

                          (Expressed in thousands of U.S. dollars - except for share and per share data)

                                                                                            December 31,
                                                                              ------------------------------------------
                                                                                   2005                   2006
                                                                              ---------------     ----------------------
                                                                                                        Unaudited
   ASSETS
   CURRENT ASSETS:
   Cash and cash equivalents                                                         $ 7,602                $82,425
   Trade receivables, net of allowance for doubtful accounts
      of $694 and $1,106, as of December 31, 2005 and 2006, respectively
                                                                                      66,230                 66,803
   Due from related companies                                                          6,815                    469
   Inventories                                                                         6,384                 30,634
   Prepayments and other current assets                                                  825                  2,661
   Restricted cash                                                                       750                    750
                                                                              ---------------        ---------------
        Total current assets                                                          88,606                183,742
                                                                              ---------------        ---------------

   FIXED ASSETS:
   Advances for vessels under construction and acquisitions                           12,803                 46,779
                                                                              ---------------        ---------------
   Vessels, cost                                                                      47,528                 70,943
   Vessels, accumulated depreciation                                                  (5,514)                (9,662)
                                                                              ---------------        ---------------
        Vessels' net book value                                                       42,014                 61,281
                                                                              ---------------        ---------------
   Other fixed assets, net                                                             1,215                  1,206
                                                                              ---------------        ---------------
        Total fixed assets                                                            56,032                109,266
                                                                              ---------------        ---------------

   OTHER NON-CURRENT ASSETS:
   Restricted cash                                                                    14,620                 12,336
   Deferred charges, net                                                               1,217                 10,519
   Other non-current assets                                                              884                     14
                                                                              ---------------        ---------------
        Total assets                                                               $ 161,359               $315,877
                                                                              ===============        ===============

   LIABILITIES AND STOCKHOLDERS' EQUITY
   CURRENT LIABILITIES:
   Short-term borrowings                                                            $ 42,993                      -
   Short-term borrowings - related company                                            23,595                      -
   Current portion of long-term debt                                                   3,987                    833
   Trade payables to third parties                                                    35,802                 42,872
   Trade payables to related companies                                                13,376                 19,203
   Other payables to related companies                                                   107                    125
   Accrued and other current liabilities                                               1,203                  4,986
                                                                              ---------------        ---------------
        Total current liabilities                                                    121,063                 68,019
                                                                              ---------------        ---------------

   LONG-TERM DEBT, net of current portion                                             30,661                 32,663
                                                                              ---------------        ---------------

   OTHER NON-CURRENT LIABILITIES                                                         108                    196
                                                                              ---------------        ---------------

   COMMITMENTS AND CONTINGENCIES                                                           -                      -
                                                                              ---------------        ---------------

   STOCKHOLDERS' EQUITY:
   Preferred stock, $0.01 par value; 25,000,000 shares authorized, none                    -                      -
   issued
   Common stock, $0.01 par value; 100,000,000 shares authorized at December 31,
      2005 and 2006; 28,035,000 and 42,410,000 shares, issued and
      outstanding at December 31, 2005 and 2006, respectively                            280                    424
   Additional paid-in capital                                                              -                185,103
   Retained earnings                                                                   9,247                 29,472
                                                                              ---------------        ---------------
        Total stockholders' equity                                                     9,527                214,999
                                                                              ---------------        ---------------

        Total liabilities and stockholders' equity                                 $ 161,359               $315,877
                                                                              ===============        ===============



                                               AEGEAN MARINE PETROLEUM NETWORK INC.
                                        COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS


                                             (Expressed in thousands of U.S. dollars)



                                                                        Three Months Ended                 Year Ended
                                                                           December 31,                   December 31,
                                                                    ---------------------------    ---------------------------
                                                                       2005            2006           2005           2006
                                                                    -----------     -----------    -----------    ------------
                                                                     Unaudited       Unaudited                      Unaudited
Cash flows from operating activities:
Net income                                                              $5,465          $5,901        $21,475         $24,225
Adjustments to reconcile net income to net cash provided by
operating activities:

 Depreciation                                                              599           1,329          2,226           4,240
 Provision for doubtful accounts                                          (144)            (87)           129             412
 Restricted stock amortization                                               -              38              -              38
 Amortization of deferred charges                                          287             837            654           1,855
 Other non-cash charges                                                    (21)             18             14              88
(Increase) decrease in:
 Trade receivables                                                      (3,944)         12,938        (42,088)           (985)
 Due from related companies                                                (28)          5,242            409           6,346
 Insurance claims                                                            -               -            900               -
 Inventories                                                             3,127         (11,155)        (4,509)        (24,250)
 Prepayments and other current assets                                      686           1,000            185          (1,836)
Increase (decrease) in:
 Trade payables                                                          1,428         (10,104)        22,166          12,897
 Other payables to related companies                                        56              58             56              18
 Accrued and other current liabilities                                    (182)          1,578            882           3,783
Decrease (increase) in other non-current assets                           (530)             80           (870)             870
Payments for drydocking                                                    (19)         (5,243)          (154)         (10,637)
                                                                    -----------     -----------    -----------    ------------
Net cash provided by operating activities                                6,780           2,430          1,475          17,064
                                                                    -----------     -----------    -----------    ------------

Cash flows from investing activities:
Advances for vessels under construction                                 (5,353)        (21,738)       (11,228)        (35,396)
Advances for acquired vessels (not yet delivered)                       (1,420)              -         (1,420)              -
Vessel acquisitions                                                     (6,700)              -         (6,755)        (34,895)
Sale of vessels to related companies                                         -               -              -          12,900
Purchase of other fixed assets                                             (88)            (60)        (1,072)            (83)
Decrease (increase) in restricted cash                                 (14,494)          1,314        (14,498)          2,284
                                                                    -----------     -----------    -----------    ------------
Net cash used in investing activities                                  (28,055)        (20,484)       (34,973)        (55,190)
                                                                    -----------     -----------    -----------    ------------

Cash flows from financing activities:
Proceeds from long-term debt                                            14,689          14,281         15,539          41,714
Repayment of long-term debt                                               (920)        (39,488)        (3,587)        (42,866)
Net change in short-term borrowings                                     34,993         (42,993)        39,000         (42,993)
Net change in short-term related company borrowings                     13,720         (33,107)        23,595         (23,595)
Financing costs paid                                                      (128)           (243)          (218)           (520)
IPO proceeds, net of issuance costs                                          -         185,209              -         185,209
Share repurchase                                                       (35,000)              -        (35,000)              -
Dividends paid                                                               -               -         (1,509)         (4,000)
                                                                    -----------     -----------    -----------    ------------
Net cash provided by financing activities                               27,354          83,659         37,820         112,949
                                                                    -----------     -----------    -----------    ------------

Net increase in cash and cash equivalents                                6,079          65,605          4,322          74,823
Cash and cash equivalents at beginning of period                         1,523          16,820          3,280           7,602
                                                                    -----------     -----------    -----------    ------------
Cash and cash equivalents at end of period                              $7,602         $82,425         $7,602         $82,425
                                                                    ===========     ===========    ===========    ============


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      AEGEAN MARINE PETROLEUM NETWORK INC.
                                  (registrant)


Dated:  March 2, 2007                    By: /s/ E. Nikolas Tavlarios
                                             -----------------------------
                                         Name:  E. Nikolas Tavlarios
                                         Title: President







SK 23250 0001 752776